August 11, 2015	Heath Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

VIA OVERNIGHT COURIER

Sonia Gupta Barros

Assistant Director

Securities and Exchange Commission

100 F. Street, NE, Main Filing Desk

Washington, DC 20549

RE:	NexPoint Multifamily Realty Trust, Inc.
Registration Statement on Form S-11
Filed November 14, 2014
File No.: 333-200221

Dear Ms. Barros:

On behalf of NexPoint Multifamily Realty Trust, Inc., (the “Company”), please find transmitted herewith for filing Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on August 11th, 2015 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated August 5, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Prospectus Summary, page 1

What is the experience of our advisor? page 5

Comment 1: We note your reference to a Shared Services Agreement at the top of page 6. Please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it.

Response: The Company revised the language in the Prospectus to make clear that the Company’s advisor, not the Company, is a party to the Shared Services Agreement. Therefore, the Company respectfully submits that the Shared Services Agreement is not a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

Phone: 404.233.7000    |    www.mmmlaw.com

1600 Atlanta Financial Center    |    3343 Peachtree Road, NE    |    Atlanta, Georgia 30326

Atlanta    •    Beijing    •    Raleigh-Durham     •    Savannah    •    Taipei    •    Washington, DC

MORRIS, MANNING & MARTIN, LLP

Sonia Gupta Barros

Assistant Director

Securities Exchange Commission

August 11, 2015

What is Highland Capital Management? page 6

Comment 2: We note your revised disclosure on page 6 that Highland Capital Management sponsored or advised several real estate entities. Please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or tell us why you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6.

Response: The Company respectfully submits that none of the entities listed on page 2 of the Prospectus are “programs” for which prior performance information is required pursuant to Industry Guide 5. Item 8 of Industry Guide 5 and the prior performance tables attached as appendices to Industry Guide 5 require information about fundraising, operations and exits of real estate programs sponsored by affiliates of the registrant. None of the entities listed on page 2 of the Prospectus exhibit the characteristics identified under Item 8 or the prior performance tables. Each entity is described in further detail below:

•	Freedom REIT, LLC. As noted in the Prospectus, Freedom REIT is a wholly-owned subsidiary of NexPoint Capital Strategies Fund (“NHF”), a registered closed-end investment company. Freedom REIT was organized to invest capital for NHF. Freedom REIT has never conducted a private or public offering of its shares, has no investors (other than NHF) and has never operated separately from NHF.

•	NexPoint Residential Trust, Inc. As noted in the Prospectus, on March 31, 2015, Freedom REIT contributed all but one of its multifamily properties to NexPoint Residential Trust, Inc. (“NXRT”) in exchange for all of NXRT’s shares. Simultaneously, NXRT’s shares were distributed to NHF stockholders. Prior to such contribution of properties from Freedom REIT, NXRT was newly-formed, had no operations and conducted no public or private offerings of its shares of common stock.

•	NexPoint Real Estate Capital, Inc. As noted in the Prospectus, NexPoint Real Estate Capital, Inc. is a wholly-owned subsidiary of NHF. NexPoint Real Estate Capital has never conducted a private or public offering of its shares, has no investors (other than NHF) and has never operated separately from NHF.

•	NexPoint Hospitality Trust, Inc. As noted in the Prospectus, NexPoint Hospitality Trust, Inc. (“NHT”) is in the process of registering its shares of common stock to be offered publicly to stockholders in a best efforts offering. NHT is a newly-formed entity that has no operations to date and has not conducted any private or public offerings of its shares of common stock.

In addition, NexPoint Capital, Inc. has elected to be regulated as a business development company under the Investment Company Act of 1940 and is, therefore, not a real estate entity. Aside from the entities described above and listed on page 2 of the Prospectus, there are no other entities formed by the Company’s sponsor or affiliates that qualify as “programs” for purposes of Industry Guide 5.

MORRIS, MANNING & MARTIN, LLP

Sonia Gupta Barros

Assistant Director

Securities Exchange Commission

August 11, 2015

What are the fees that you will pay …, page 11

Acquisition Fee – Our Advisor, page 13

Comment 3: We note your revised disclosure regarding acquisition fees. Please disclose the estimated acquisition fees assuming the maximum amount is raised assuming you utilize your target leverage.

Response: The Company hereby undertakes to disclose the maximum estimated acquisition fees assuming: 88.5% of the maximum offering amount is available for investment, the Company utilizes a 70% target leverage ratio and all of said proceeds are used for acquiring assets.

What is the difference between the Class A and Class T shares … page 21

Comment 4: Please revise to state how long a holder of a Class T share should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap. If Class T shares will only convert upon a listing of common shares, please clarify if this could mean that early Class T investors may end up paying more than later investors. If so, please add risk factor disclosure.

Response: The Company has included risk disclosure in the Prospectus regarding the early Class T investors paying more than later investors, as requested by the Staff. The Company has also included disclosure in the Prospectus regarding how long a holder of Class T shares should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay.

MORRIS, MANNING & MARTIN, LLP

Sonia Gupta Barros

Assistant Director

Securities Exchange Commission

August 11, 2015

Executive Officers and Directors, page 66

Comment 5: Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Mitts should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The Company revised the Prospectus pursuant to the Staff’s comment.

Valuation Guidelines; Calculation of NAV, page 113

Comment 6: To the extent applicable, please briefly describe the causes for any potential differences in NAV for Class A shares and NAV for Class T shares or advise.

Response: The Company respectfully notes that when the Company determines a net asset value of its shares based on a valuation of its assets, both share classes are expected to have the same net asset value. The distributions paid to holders of Class T shares will be reduced by the amount of the ongoing distribution fees and, accordingly, the payment of such fees in connection with the Class T shares are not expected to result in the net asset value for Class T shares being different from that of the Class A shares.

Comment 7: We note that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Response: At the time that the Company determines net asset value, it expects that it will calculate net asset value of the Company as a whole and make any necessary adjustments to Class A and Class T shares as may be necessary. Net asset value will be determined by subtracting total liabilities from total assets. As noted in response to Comment No. 6 above, the Company expects that the net asset value of Class A and Class T shares will be the same. The Company has included disclosure in the Prospectus as requested by the Staff indicating that net asset value is expected to be calculated on a company basis with any adjustments made to Class A and Class T shares, if necessary.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Sincerely,

/s/ Heath D. Linsky

Heath D. Linsky

cc: Brian Mitts

Owen Pinkerton, Esq.

Michael P. Williams, Esq.

Enclosures